                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                AMENDMENT NO. 24

                               PIERRE FOODS, INC.
                      (Formerly known as FRESH FOODS, INC.)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   720830 10 8
                                 (CUSIP Number)

                                 David R. Clark
                              361 Second Street, NW
                                Hickory, NC 28603
                                 (828) 304-2307
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 12, 2001
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                                  [Page 1 of 6]
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---------------------------                         ----------------------------
CUSIP No. 720830 10 8                 13D           Page 2 of 6 Pages
---------------------------                         ----------------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        JAMES CLAUDE RICHARDSON, JR.
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [ ]
        (b)      [X]
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        N/A
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
------- ------------------------------------------------------------------------
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          0
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 3,630,212
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 0
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 3,630,212
-------------------------- ----- -----------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,630,212
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        62.8%
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ------------------------------------------------------------------------

---------------------------                         ----------------------------
CUSIP No. 720830 10 8                 13D           Page 3 of 6 Pages
---------------------------                         ----------------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        DAVID R. CLARK
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [ ]
        (b)      [X]
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS
        N/A
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
------- ------------------------------------------------------------------------
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER
  BENEFICIALLY OWNED BY          0
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER
                                 3,630,212
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER
                                 0
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 3,630,212
-------------------------- ----- -----------------------------------------------
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,630,212
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [ ]

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        62.8%
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ------------------------------------------------------------------------

                                                               Page 4 of 6 Pages


ITEM 1. SECURITY AND ISSUER

Item 1 is not amended.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is not amended.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is not amended.

ITEM 4. PURPOSE OF THE TRANSACTION

      The Reporting Persons have been advised that on December 12, 2001, CIBC World Markets Corp., as financial adviser to the Ad Hoc Committee (the "Ad Hoc Committee") of holders (the "Noteholders") of the 10-3/4% Senior Notes Due 2006 (the "Notes") of Pierre Foods, Inc. (the "Company"), delivered to the Special Committee of the Board of Directors of the Company (the "Special Committee") a counterproposal contemplating a restructuring of the Notes. In exchange for cancellation of the Notes, the counterproposal required, among other things, delivery to the Noteholders of a new issue of $86.25 million aggregate principal amount of the Company's senior secured notes plus 60% of the Company's outstanding common stock.

      The Special Committee evaluated this counterproposal at a meeting held later that day. Addressing the meeting at the directors' request, David R. Clark reiterated that PF Management, Inc. ("PF Management"), which presently owns approximately 63% of the Company's outstanding common stock, would oppose any restructuring that required it to abandon its controlling position in the stock. The Reporting Persons have been advised that the Special Committee weighed the advice of its financial and legal advisers and, after considering the merits of the counterproposal, rejected it. Seeing no promise in recent discussions with representatives of the Ad Hoc Committee, the Special Committee also determined to discontinue negotiations at this time.

      On December 13, 2001, William E. Simon & Sons, LLC ("Simon") signed an agreement with PF Management pursuant to which Simon became a consultant to PF Management. The Company guaranteed PF Management's obligations under this agreement. Simon agreed to counsel and assist PF Management as PF Management endeavors to consummate its acquisition of the entire equity interest in the Company (the "MBO"). Simon withdrew its pending joint offer, submitted with Triton Partners on July 18, 2001, to purchase all outstanding shares of the Company's common stock for $2.50 per share, in reliance on PF Management's representation that it would offer to increase the price payable for the stock in the MBO to $2.50 per share. Simon also agreed to counsel PF Management regarding possible restructurings of PF Management and the Company, including strategies for purchasing, modifying or reducing the principal amount due under the Notes.

      On December 17, 2001, PF Management submitted a proposal (the "Proposal") to the Special Committee in which PF Management offered to amend the Agreement and Plan of Share Exchange among the Company, PF Management and the Reporting Persons, dated as of April 26, 2001, as amended as of September 18, 2001 (the "Exchange Agreement"), in order, among other things, to increase the price payable for the stock in the MBO from $1.21 to $2.50 per share, provide for the reimbursement by the Company of PF Management's transaction-related expenses to date and its future transaction-related expenses under certain circumstances, the payment by the Company of a termination fee under certain circumstances and an extension of the expiration date of the Exchange Agreement from March 2, 2002 to June 30, 2002. Following negotiation of certain of the terms of the Proposal, on December 20, 2001, the Special Committee recommended that the Board of Directors of the Company approve the terms of the Proposal as modified in certain respects. Following Board approval, the Company entered into Amendment No. 2 to the Agreement and Plan of Share Exchange, a copy of which is filed as an exhibit to this report and is incorporated herein by reference, in order to give effect to the terms of the Proposal as so modified.

                                                               Page 5 of 6 Pages


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Item 5 is not amended.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      See Item 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      1.1 Amendment No. 2 to Agreement and Plan of Share Exchange dated December 20, 2001 among Pierre Foods, Inc., PF Management, Inc., James C. Richardson, Jr. and David R. Clark.

      1.2 Engagement Letter dated December 13, 2001 between PF Management, Inc. and William E. Simon & Sons, LLC.
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                                                               Page 6 of 6 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


/s/ James C. Richardson, Jr.                        December 21, 2001
------------------------------------------------
James C. Richardson, Jr.


/s/ David R. Clark                                  December 21, 2001
------------------------------------------------
David R. Clark